                   Bausch & Lomb Incorporated

                           Exhibit 12

  Statement Regarding Computation of Ratio of Earnings to Fixed
                             Charges

                  (Dollar Amounts In Millions)


                           Sept 25, 1999   December 26, 1998

Continuing earnings before provision
  for income taxes and minority
  interests                                $151.8          $119.7

Fixed charges                                70.0           102.6

Capitalized interest,
  net of current period amortization          0.2             0.3

Total earnings as adjusted                 $222.0          $222.6

Fixed charges:
  Interest (including interest expense
  and capitalized interest)                $ 69.0          $100.7

Portion of rents representative of
  the interest factor                         1.0             1.9

Total fixed charges                         $70.0          $102.6

Ratio of earnings to fixed charges            3.2             2.2